From the Desk of

Laurence J. Pino, Esquire

June 3, 2024

Via Edgar and E-mail

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	ILS Fixed Horizon LLC Tier 2 Regulation A Offering Submission

ILS Fixed Horizon LLC

Response to SEC Letter Dated May 12, 2024

File No. 024-12055

Dear Ruairi Regan, Esq.,

Thank you for your response regarding our Firm’s submission of ILS Fixed Horizon LLC (the “Company”) Form 1-A submission, File No. 024-12055. This letter serves to acknowledge our receipt of your Letter dated May 12, 2024 addressed to Tom Berry, Chief Executive Officer of the Company.

Please note that, pursuant to my conversation with you, Mr. Regan, we are providing only our responses to Items 1-6 in this Letter and will provide responses to Items 7 and 8 in a separate submission. Per our earlier discussion, we are doing this to streamline the review process while the additional financial documents requested in Items 7 and 8 are prepared by the auditor and our client, respectively.

Amended Offering Statement on Form 1-A

Cover Page

1.	We understand that in our prior submission the Risk Factors were placed on Part I of the Offering Circular, which is the first page of the document containing the Company’s logo, address, and other identifying information. We have now taken the Risk Factors initially placed in Part I and placed them at the top of Part II, which is the page following Part I, immediately following the heading titled “Important Risk Factors.” Furthermore, we have reviewed the Risk Factors beginning on page 21 to ensure they remain consistent with the Risk Factors now listed at the top of Part II of the Offering Circular. We have also reviewed the document in its entirety to ensure that no other parts conflict with those Risk Factors and believe that there are no conflicts.

Mr. Ruairi Regan, Esq.

Securities and Exchange Commission

Offering Circular Summary, page 13

2.	Although granting a withdrawal to an investor involves the Company purchasing back the shares at their original cost, we do not consider that the Manager’s discretion in honoring withdrawals outside of the agreed-upon withdrawal period constitutes a tender offer to purchase securities, as outlined in Section 14(e) of the Exchange Act. Section 14(e) of the Exchange Act prohibits fraudulent, deceptive, or manipulative acts in connection with any tender offer, which typically involves a public solicitation to purchase a substantial percentage of securities, offered at a premium price, within a fixed time period, and under standardized terms. In contrast, our discretionary repurchase policy is passive, does not involve public solicitation, is responsive only to individual requests based on personal circumstances, and provides repurchase at original cost without any premium. These differences ensure that our policy does not fall under the definition of a tender offer as contemplated by Section 14(e).

For additional context, this discretionary withdrawal option has traditionally been offered by the Management Team in prior Offerings they issued, and is intended to serve as a very occasional occurrence, if and when a particular investor requests it, traditionally for personal reasons. Moreover, these discretionary withdrawals are handled on a case-by-case basis, and investors generally need to provide a compelling reason for their withdrawal requests. Historically, such requests which have been granted were for significant personal reasons, such as medical emergencies or immediate liquidity needs. Although the manager has wide latitude to grant these requests, we do not anticipate many such occurrences.

As mentioned above, we further clarify that investors would be redeemed at the same price per unit at which they initially invested, which is priced at $1,000 per unit. There is no premium on these units, and they will not be listed on any exchange or similar public market. Most investors in this offering are those who have previously invested with Tom & Donald before, and so on that basis, the Management Team does not expect discretionary withdrawals to occur except only occasionally.

Concerning the application of general anti-fraud provisions under Section 10(b) and Rule 10b-5, we confirm that our discretionary withdrawal policy is fully disclosed to investors as outlined in the following sections “Offering Circular Summary” on pg. 3 of the Offering Circular, “The Offering,” under the “Withdrawals” subsection on pg. 19 of the Offering Circular; and “Debt Unit Holders’ Rights Under the Company” on pg. 48 of the Offering Circular. This includes the criteria for honoring requests, the method of request (written request to the Manager), and offering no premium or discount on the withdrawal, which is based on the original investment amount which is $1,000 per share. We aim to ensure that all statements regarding this policy are accurate and consistent, for the benefit of investors.

Mr. Ruairi Regan, Esq.

Securities and Exchange Commission

Compensation of Management and Directors, page 43

3.	We have made the requested revisions as identified.

Beneficial Ownership, page 45

4.	We have made the requested revisions as identified.

Signatures, page 59

5.	We have made the requested revision to comply with the format guidelines listed in Form 1-A.

Audited Financial Statements, page 60

6.	We have made the requested revision in ensuring that the financial statements were placed in the Offering Circular prior to Part III – Index to Exhibits, confirming that Part F/S is now correctly located as outlined in Part II of Form 1-A in the Offering Circular.

7.	Per our earlier statement, we will provide this information during our next submission, upon receipt

Exhibits

8.	Per our earlier statement, we will provide this information during our next submission, upon receipt

The Commission is welcome to provide additional comments for Items 1-6 listed above, being on notice that Items 7 and 8 are going to be provided in a separate submission upon our receipt of the requested financial information from the auditor and our client, respectively. If you should require any additional information or clarification, please do not hesitate to contact me at (407) 425-7831.

Sincerely,

/s/ Laurence J. Pino, Esq., for the firm

PINO LAW GROUP PLLC